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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED

                              PURSUANT TO 13d-2(b)

                              (AMENDMENT NO. 4)(1)



                               Sapient Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   803062 10 8
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                                 (CUSIP Number)



(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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-----------------------                                    ---------------------
CUSIP NO. 803062 10 8            SCHEDULE 13G                Page 2 of 8 Pages
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         J. Stuart Moore
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                         5.      SOLE VOTING POWER

  NUMBER OF                      16,654,172 shares (Includes 7,314,138 shares
   SHARES                        held by the J. Stuart Moore Eight Year
BENEFICIALLY                     Qualified Annuity Trust - 1996, of which Mr.
  OWNED BY                       Moore is the sole Trustee.)
    EACH                 -------------------------------------------------------
 REPORTING               6.      SHARED VOTING POWER
   PERSON
    WITH:                        0 shares. Mr. Moore's wife shares voting
                                 control over 62,706 shares held by the J.
                                 Stuart Moore Irrevocable Trust - 1996 of which
                                 she is co-trustee.
                         -------------------------------------------------------
                         7.      SOLE DISPOSITIVE POWER

                                 16,654,172 shares (Includes 7,314,138 shares
                                 held by the J. Stuart Moore Eight Year
                                 Qualified Annuity Trust - 1996, of which Mr.
                                 Moore is the sole Trustee.)
                         -------------------------------------------------------
                         8.      SHARED DISPOSITIVE POWER

                                 2,606,044 shares (Comprised of shares held by the J. Stuart Moore Remainder Trust - 1996. Mr. Moore is a co-trustee of this trust and shares dispositive power over the shares held by the trust.) Mr. Moore's wife shares dispositive control over 62,706 shares held by the J. Stuart Moore Irrevocable Trust - 1996, of which she is a co-trustee.
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Mr. Moore has or shares voting or investment control over 19,260,216 shares (Includes 7,314,138 shares held by the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996 and 2,606,044 shares held by the
         J. Stuart Moore Remainder Trust - 1996.) Mr. Moore's wife has or shares voting or investment control with respect to 62,706 shares held by the J. Stuart Moore Irrevocable Trust - 1996 of which she is a co-trustee. Mr. Moore disclaims beneficial ownership of the shares held by the trusts except to the extent of his proportionate pecuniary interest therein.
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         Not Applicable
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         15.9%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON *

         IN
================================================================================
                      *SEE INSTRUCTION BEFORE FILLING OUT!

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-----------------------                                    ---------------------
CUSIP NO. 803062 10 8            SCHEDULE 13G                Page 3 of 8 Pages
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         J. Stuart Moore Eight Year Qualified Annuity Trust- 1996
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Commonwealth of Massachusetts
--------------------------------------------------------------------------------
                         5.      SOLE VOTING POWER

  NUMBER OF                      7,314,138 shares (voting control of these
   SHARES                        shares is held by Mr. Moore, the sole trustee
BENEFICIALLY                     of the trust).
  OWNED BY               -------------------------------------------------------
    EACH                 6.      SHARED VOTING POWER
 REPORTING
   PERSON                        0 shares.
    WITH:                -------------------------------------------------------
                         7.      SOLE DISPOSITIVE POWER

                                 7,314,138 shares (voting control of these
                                 shares is held by Mr. Moore, the sole trustee of the trust).
                         -------------------------------------------------------
                         8.      SHARED DISPOSITIVE POWER

                                 0 shares
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,314,138 shares are held by the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996.
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         Not Applicable
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         6.0%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON *

         OO
================================================================================
                      *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP NO. 803062 10 8                                       Page 4 of 8 Pages

ITEM 1(a)         NAME OF ISSUER:

                  Sapient Corporation

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

                  One Memorial Drive
                  Cambridge, Massachusetts 02142

ITEM 2(a)         NAME OF PERSON FILING:

                  J. Stuart Moore for himself and on behalf of the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  J. Stuart Moore
                  c/o Sapient Corporation
                  One Memorial Drive
                  Cambridge, MA  02142

                  The J. Stuart Moore Eight Year Qualified Annuity Trust - 1996 receives its mail c/o Mr. Moore.

ITEM 2(c)         CITIZENSHIP:

                  Mr. Moore is a citizen of the United States of America.

                  The J. Stuart Moore Eight Year Qualified Annuity Trust - 1996 is organized under the laws of the Commonwealth of Massachusetts.

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.01 par value per share.



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CUSIP NO. 803062 10 8                                        Page 5 of 8 Pages

ITEM 2(e)         CUSIP NUMBER:

                  803062 10 8

ITEM 3            DESCRIPTION OF PERSON FILING:

                  Not applicable.

ItEM 4            OWNERSHIP:

                           (a)      AMOUNT BENEFICIALLY OWNED:

                           Mr. Moore has or shares voting or investment control over 19,260,216 shares (Includes 7,314,138 shares held by the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996 and 2,606,044 shares held by the
                           J. Stuart Moore Remainder Trust - 1996). Mr. Moore's wife has or shares voting or investment control with respect to 62,706 shares held by the J. Stuart Moore Irrevocable Trust - 1996, of which she is a co-trustee. Mr. Moore disclaims beneficial ownership of the shares held by the trusts except to the extent of his proportionate pecuniary interest therein.

                           The J. Stuart Moore Eight Year Qualified Annuity Trust - 1996 holds 7,314,138 shares.

                           (b)      PERCENT OF CLASS:

                           Mr. Moore has or shares voting or investment control over shares representing 15.9% of the issuer's outstanding stock.

                           The J. Stuart Moore Eight Year Qualified Annuity Trust - 1996 holds shares representing 6.0% of the issuer's outstanding stock.



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CUSIP NO. 803062 10 8                                        Page 6 of 8 Pages

                           (c)      NUMBER OF SHARES AS TO WHICH PERSON HAS:

                                            (i)  sole power to vote or to direct
                                            the vote:

                                            Mr. Moore has sole power to direct
                                            the vote of 16,654,172 shares.
                                            (Includes 7,314,138 shares held by
                                            the J. Stuart Moore Eight Year
                                            Qualified Annuity Trust - 1996, of
                                            which Mr. Moore is the sole
                                            trustee.)

                                            (ii)  shared power to vote or to
                                            direct the vote:

                                            Mr. Moore has shared power to direct
                                            the vote of 0 shares. Mr. Moore's
                                            wife shares voting control over
                                            62,706 shares held by the J. Stuart
                                            Moore Irrevocable Trust - 1996, of
                                            which she is a co-trustee.

                                            (iii)  sole power to dispose or to
                                            direct the disposition of:

                                            Mr. Moore has sole power to dispose
                                            of 16,654,172 shares. (Includes
                                            7,314,138 shares held by the J.
                                            Stuart Moore Eight Year Qualified
                                            Annuity Trust - 1996, of which Mr.
                                            Moore is the sole trustee.)

                                            (iv)  shared power to dispose or to
                                            direct the disposition of:

                                            Mr. Moore has shared dispositive
                                            power over 2,606,044 shares
                                            (Comprised of shares held by the J.
                                            Stuart Moore Remainder Trust - 1996.
                                            Mr. Moore is a co-trustee of this
                                            trust and shares dispositive power
                                            over the shares held by the trust.)
                                            Mr. Moore's wife shares dispositive
                                            control over 62,706 shares held by
                                            the J. Stuart Moore Irrevocable
                                            Trust - 1996, of which she is a
                                            co-trustee.

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not applicable.

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  During the term of the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996, Mr. Moore is the only beneficiary of such trust.

                  Mr. Moore's children are the beneficiaries of the J. Stuart Moore Remainder Trust-1996.

                  Mr. Moore's wife and children are the beneficiaries of the
                  J. Stuart Moore Irrevocable Trust-1996.



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CUSIP NO. 803062 10 8                                        Page 7 of 8 Pages

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not applicable.

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable.

ITEM 9            NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable.

ITEM 10           CERTIFICATION:

                  Not applicable.



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CUSIP NO. 803062 10 8                                        Page 8 of 8 Pages

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:            February 14, 2001

                                          /s/ J. Stuart Moore
                                          --------------------------------------
                                          J. Stuart Moore, individually and as a
                                          trustee of the J. Stuart Moore Eight
                                          Year Qualified Annuity Trust - 1996
                                          and the J. Stuart Moore Remainder
                                          Trust-1996


                                          /s/ Paul E. George
                                          --------------------------------------
                                          Paul E. George, Esq., as co-trustee
                                          of the J. Stuart Moore Remainder
                                          Trust-1996 and the J. Stuart Moore
                                          Irrevocable Trust-1996